Exhibit 99.2

We have today been informed that Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited no longer have a notifiable interest in the Company's ordinary shares of 25p each.

Further Information

M. J. White – Group Company Secretary and Counsel 0118 929 8700